UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67051

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CSP Securities, LP**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

13355 Noel Road, Suite 1600
(No. and Street)

Dallas   **TX**   **75240**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tiffany Hargis   **972-980-5808**   **thargis@csplp.com**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026   **Celeste**   **TX**   **75243**
(Address)   (City)   (State)   (Zip Code)

2/24/2009   **3366**

(Date of Registration with PCAOB (if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Clayton K. Deniger _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CSP Securities, LP _____ , as of 12/31 _____ , 2 022 ___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



KANDICE REID
Notary ID #126253837
My Commission Expires
September 15, 2023



Signature:

Title:
Chief Executive Officer

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CSP SECURITIES, LP

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2022

CSP SECURITIES, LP

CONTENTS



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
CSP Securities, LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CSP Securities, LP as of December 31, 2022, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CSP Securities, LP as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CSP Securities, LP's management. Our responsibility is to express an opinion on CSP Securities, LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CSP Securities, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of CSP Securities, LP's financial statements. The supplemental information is the responsibility of CSP Securities, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as CSP Securities, LP's auditor since 2017.

Celeste, Texas
March 24, 2023

1

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

CSP SECURITIES, LP
Statement of Financial Condition
December 31, 2022

ASSETS	
Cash	$ 4,010,801
Accounts receivable	14,411,297
Income tax receivable - related party	1,005,824
Other assets	203
TOTAL ASSETS	$ 19,428,125
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities	
Commissions payable	$ 2,041,911
State tax payable - General Partner	217,337
Payable to related party	1,222,019
Total liabilities	3,481,267
Partners' Capital	15,946,858
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 19,428,125

See notes to financial statements.

CSP SECURITIES, LP
Statement of Operations
Year Ended December 31, 2022

Revenue	
Success fees	$ 5,946,694
Consulting fees	1,019,000
Interest	358,821
TOTAL REVENUE	7,324,515
Expenses	
Commissions	1,388,255
Office and administrative services - related party	2,140,000
Administration, personnel and other cost reimbursements - related party	5,524,442
Occupancy and equipment	95,824
Technology and communications	79,079
Other expenses	196,556
TOTAL EXPENSES	9,424,156
Net loss before provision for income taxes	(2,099,641)
Current income tax benefit - federal	(952,541)
Current income taxes - state	55,796
Total current provision for income taxes	(896,745)
NET LOSS	$ (1,202,896)

See notes to financial statements.

CSP SECURITIES, LP
Statement of Changes in Partners' Capital
Year Ended December 31, 2022

	General Partner	Limited Partner	Total
Balances at December 31, 2021	$ 932,638	$ 17,267,116	$ 18,199,754
Partner contributions	50,000	4,950,000.00	5,000,000
Partner distributions	(60,500)	(5,989,500)	(6,050,000)
Net loss	(12,029)	(1,190,867)	(1,202,896)
Balances at December 31, 2022	$ 910,109	$ 15,036,749	$ 15,946,858

See notes to financial statements.

CSP SECURITIES, LP
Statement of Cash Flows
Year Ended December 31, 2022

Cash flows from operating activities:	
Net loss	$ (1,202,896)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in assets and liabilities	
Decrease in accounts receivable	4,985,716
Increase in income tax receivable - related party	(1,005,824)
Decrease in other assets	3,423
Decrease in commissions payable	(751,225)
Decrease in state tax payable - General Partner	(177,967)
Increase in payable to related party	1,222,019
Net cash provided by operating activities	3,073,246
Cash flows from financing activities:	
Partner contributions	5,000,000
Partner distributions	(6,050,000)
Net cash used in financing activities	(1,050,000)
Net change in cash	2,023,246
Cash at beginning of year	1,987,555
Cash at end of year	$ 4,010,801

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ -
Income taxes - state	$ 285,206

See notes to financial statements.

CSP SECURITIES, LP
Notes to Financial Statements
December 31, 2022

Note 1 -   Organization and Nature of Business

CSP Securities, LP (the "Partnership"), was organized in January 2006 as a Delaware limited partnership. The Partnership is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corp. ("SIPC").

On July 1, 2022, Mizuho Americas LLC purchased (i) all of the issued and outstanding limited partnership interests (the "Limited Partnership Interests") of Capstone Partners, LP, a Texas limited partnership ("Capstone LP"), and (ii) all of the issued and outstanding membership interests (the "Membership Interests" and, together with the Limited Partnership Interests, the "Company Interests") of Capstone Partners GP, LLC, a Texas limited liability company and the sole general partner of Capstone LP ("Capstone GP"). Capstone GP and Capstone LP together own 100% of the equity interests in the Partnership.

The Partnership is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Partnership limits its business activities exclusively to private placements of securities.

The Partnership acts as a placement agent for private placement offerings of high-quality investment firms specializing in private equity and other alternative asset investment strategies. The Partnership raises capital for these offerings exclusively from sophisticated institutional and commercial investors.

Note 2 -   Significant Account Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from contracts with customers includes success fees and consulting fees related to best efforts private placement offerings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for success fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. Success fees are considered variable consideration as the uncertainty is dependent on the timing and amount of the closing, both of which are highly susceptible to factors outside the Partnership's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

Revenue for consulting fees are recognized by the Partnership over time as the performance obligations are simultaneously provided by the Partnership and consumed by the customer.

Note 2 -   Significant Account Policies (cont.)

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at rates of exchange as of the transaction date; statement of income amounts are translated at rates of exchange as of the transaction date. Gains or losses from foreign currency transactions are included in net income.

 Income Taxes

For the period January 1, 2022 through June 30, 2022, taxable income or loss of the Partnership is included in the income tax returns of the partners.

Effective July 1, 2022, the Partnership is technically terminated for corporate income tax purposes, and its taxable income or loss is included in the consolidated federal and state income tax returns of Mizuho Americas LLC The Partnership accounts for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Partnership assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold is measured initially and subsequently as the largest amount of tax benefit that will likely be realized upon settlement with a taxing authority that has full knowledge of all the relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Deferred tax expenses or benefits are recognized in the Financial Statements at amounts expected to be realized for the changes in deferred tax liabilities ("DTLs") or assets ("DTAs") between years. The Partnership recognizes the current and deferred tax consequences of all transactions in the Financial Statements using the provisions of the currently enacted tax laws. It is a policy to include interest and penalties related to gross unrecognized tax benefits within its provision or benefit for income taxes.

Note 3 -   Related Party Transactions

The Partnership and Capstone LP entered into an office and administrative services agreement effective February 1, 2017, for a one-year term, automatically renewable, unless cancelled by either party. The Agreement was cancelled effective October 31, 2022.   Under the agreement, Capstone LP provided all management and back-office services required by the Partnership, including, but not limited to administrative services. Capstone LP allocated a pro-rata portion of such expenses incurred by Capstone LP on account of the Partnership. In making such allocation, Capstone LP equated the proportional cost of each facility or service with the proportional use or benefit derived by the Partnership. The agreement required the Partnership to pay a monthly service fee of $110,000 for January 2022 through October 31, 2022. A one-time discretionary catch-up fee was issued in June 2022 in the amount of $1,040,000 to true-up for actual expenses incurred by Capstone LP during the 1st half of 2022.

Note 3 -   Related Party Transactions (cont.)

The Company and its affiliates share various resources for which they also share the associated costs under a Master Services, Personnel Allocation and Cost Reimbursement Agreement. These are costs allocated to the Company for research, sales commissions, personnel expenses and other operational support and services, primarily from Mizuho Americas Services LLC and Mizuho Securities USA LLC. Amounts allocated to the Company totaled $5,524,442 for the period July 1, 2022 through December 31, 2022, of which $963,295 is payable at December 31, 2022.

The Partnership has state taxes payable due to the General Partner of $217,337 at December 31, 2022.

The Partnership has receivables due from Mizuho Americas LLC for federal and state income taxes totaling $952,541 and $53,283, respectively.

Note 4 -   Concentration of Revenue

Two registered securities representatives of the Partnership generated approximately 53% of the Partnership's revenue and accounted for approximately 39% of the Partnership's commissions expense for the year ended December 31, 2022. The Partnership is economically dependent upon these registered representatives due to the concentration of services provided by them.   The Partnership has $1,024,112 in commissions payable to these Registered Representatives at December 31, 2022.

Note 5 -   Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Partnership had net capital of $2,522,681 which was $2,332,016 in excess of its net capital requirement of $190,665. The Partnership's net capital ratio was 1.09 to 1.

On April 12, 2022, FINRA notified management that FINRA staff did not feel the Company's contracts with its registered representatives met the criteria described in FINRA Regulatory Notice 21-27, which would allow unsecured receivables not to be deducted from net worth to the extent the Company also has a related payable to its registered representatives. This resulted in the Company's receivables being fully treated as non-allowable assets for the purposes of the net capital computation, which caused the Company to be in net capital deficiency from at least the period December 31, 2021, through April 11, 2022. The Company revised its contracts with its registered representatives on April 12, 2022, at which point the Company was back in compliance with the minimum net capital requirements. The Company was in a net capital deficiency state from December 31, 2021 to April 11, 2022. The Company filed notification under SEA rule 17a-11 with FINRA initially on April 13, 2022, subsequently submitted a revised filing to FINRA on April 26, 2022 amending the "Reason for the Deficiency"; and finally a 3rd revised copy to FINRA and the SEC on April 27, 2022, which included final revised verbiage regarding the "Reason for the Deficiency" as well as the addition of AI violation directly related to the net capital violation (AI was greater than 1,500% of Net Capital) . The net capital deficiency and AI violation were cured on April 12, 2022.

Note 5 -   Net Capital Requirements (cont.)

The Company was also in net capital deficiency from June 30 to July 1, 2022. On June 30, 2022, prior to a capital distribution, a net capital computation was completed to ensure sufficient capital for the distribution. This computation failed to account for a portion of the payable that were not eligible for allowable tax treatment which has a material impact on net capital. As a result, the distribution put the Company into net capital deficiency, which was resolved within 24 hours, by July 1, 2022, as a result of receipt of two large outstanding receivable payments. During this period the Company did not engage in the securities business. The Company filed notification under SEA rule 17a-11 with FINRA on July 7, 2022. The net capital deficiency was cured on July 2, 2022.

Note 6 -   Accounts Receivable

Accounts receivable is primarily comprised of success fees due in quarterly installments. Based on contract terms, accounts receivable at December 31, 2022, are expected to be collected in the following years:

2023	$	5,480,835
2024		3,322,115
2025		2,595,840
2026		2,345,840
2027		666,667
	$	14,411,297

Note 7 -   Income Taxes

At December 31, 2022, income tax receivable – related party includes $952,541 receivable from Mizuho Americas LLC for federal income taxes and $53,283 for state income taxes for the period July 1, 2022 through December 31, 2022. At December 31, 2022, state tax payable – General Partner of $217,337 relates to separate state income taxes for the period ending June 30, 2022 and prior.

The difference between taxes at the U.S. federal statutory rate and the effective rate is primarily due to the effects of state and local taxes as of December 31, 2022.

Note 8 -   Concentration of Revenue and Credit Risk

At December 31, 2022, the Partnership has cash held at one national bank totaling $4,010,801. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2022, the Partnership's uninsured cash balance totals $3,760,801. Cash balances fluctuate on a daily basis.

The Partnership has accounts receivables due from five investment firms totaling $13,058,950, or approximately 67% of total assets at December 31, 2022. For the year ended December 31, 2022, the Partnership earned $4,866,694 or approximately 66% of total revenues, in success fees from these five investment firms.

Note 9 –   Subsequent Events

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2022, through March 24, 2023, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2022.

CSP SECURITIES, LP
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2022

Computation of Net Capital

Total partners' capital qualified for net capital	$	15,946,858
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable		12,418,150
Income tax receivable - related party		1,005,824
Other assets		203
Total deductions and/or charges		13,424,177
Net Capital	$	2,522,681
Aggregate indebtedness		
Commissions payable		1,310,807
State tax payable - General Partner		217,337
Payable to related party		1,222,019
Aggregate indebtedness	$	2,750,163
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate		
indebtedness, plus 1% of commissions payable due in excess of 12 months)	$	190,665
Net capital in excess of minimum requirement	$	2,332,016
Ratio of aggregate indebtedness to net capital		1.09 to 1

Reconciliation of Computation of Net Capital

There are no material differences between the preceding computation and the Partnership's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2022.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Partnership is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Partnership limits its business activities exclusively to private placements of securities. The Partnership does not hold funds or securities. As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
CSP Securities, LP

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) CSP Securities, LP (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CSP Securities, LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CSP Securities, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 24, 2023

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

CSP Securities, LPs Exemption Report

CSP Securities, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Clay K. Deniger, swear (or affirm) that, to the best of my knowledge and belief, this exemption report is true and correct.

By: Clay K. Deniger

Title: Chief Executive Officer

March 6, 2023